                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 17)*



           Johns Manville Corporation (formerly Schuller Corporation)
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  478129-10-9
                                 (CUSIP Number)

                             Robert A. Falise, Esq.,
                    Manville Personal Injury Settlement Trust
                                143 Bedford Road
                               Katonah, , NY 10536
                                 (914) 767-3700
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 22, 2000
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------
CUSIP NO. - 478129-10-9
---------------------

------------------------------------------------------
1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Manville Personal Injury Settlement Trust; I.R.S. Identification No. 52-6399827

------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                     (a)  [  ]
                                                     (b)  [x]
------------------------------------------------------
3.    SEC USE ONLY
------------------------------------------------------
4.    SOURCE OF FUNDS
      Not Applicable
------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [  ]
------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
------------------------------------------------------

     NUMBER OF SHARES        7.      SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                0
           WITH              -------------------------------------------------
                             8.      SHARED VOTING POWER

                                     112,730,819
                             -------------------------------------------------
                             9.      SOLE DISPOSITIVE POWER

                                     0
                             -------------------------------------------------
                             10.     SHARED DISPOSITIVE POWER

                                     112,730,819
                             -------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      112,730,819
------------------------------------------------------

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES


------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      76.4%
------------------------------------------------------

14.   TYPE OF REPORTING PERSON
      OO

---------------------
CUSIP NO. - 478129-10-9
---------------------
------------------------------------------------------

1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
      Robert A. Falise*
------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a)  [ ]
                                                       (b)  [x]
------------------------------------------------------
3.    SEC USE ONLY
------------------------------------------------------
4.    SOURCE OF FUNDS

Not Applicable

------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [  ]
------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
------------------------------------------------------

     NUMBER OF SHARES        7.      SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH           0
     REPORTING PERSON        --------------------------------------------------
           WITH              8.      SHARED VOTING POWER
                                     112,730,819
                             --------------------------------------------------
                             9.      SOLE DISPOSITIVE POWER
                                     0
                             --------------------------------------------------
                             10.     SHARED DISPOSITIVE POWER
                                     112,730,819
                             --------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON
      112,730,819

-------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES

-------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      76.4%

------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      IN

------------------------------------------------------



----------------------
* Mr. Falise disclaims beneficial ownership of the shares of Common Stock owned by the Trust.

---------------------
CUSIP NO. - 478129-10-9
---------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Louis Klein, Jr.*
------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [ ]
                                                                (b)  [x]
------------------------------------------------------
3.       SEC USE ONLY
------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [  ]
------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
------------------------------------------------------

     NUMBER OF SHARES        7.      SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH           0
     REPORTING PERSON        --------------------------------------------------
           WITH              8.      SHARED VOTING POWER
                                     112,730,819
                             --------------------------------------------------
                             9.      SOLE DISPOSITIVE POWER
                                     0
                             --------------------------------------------------
                             10.     SHARED DISPOSITIVE POWER
                                     112,730,819
                             --------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
         112,730,819

-------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

-------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         76.4%

------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN

------------------------------------------------------


--------------------
* Mr. Klein disclaims beneficial ownership of the shares of Common Stock owned by the Trust.

---------------------
CUSIP NO. - 478129-10-9
---------------------
------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Frank J. Macchiarola*
------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)  [ ]
                                                        (b)  [x]
------------------------------------------------------
3.       SEC USE ONLY
------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [  ]
------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
------------------------------------------------------

     NUMBER OF SHARES        7.      SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH           0
     REPORTING PERSON        -------------------------------------------------
           WITH              8.      SHARED VOTING POWER
                                     112,730,819
                             -------------------------------------------------
                             9.      SOLE DISPOSITIVE POWER
                                     0
                             -------------------------------------------------
                             10.     SHARED DISPOSITIVE POWER
                                     112,730,819
                             -------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
         112,730,819

-------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

-------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         76.4%

------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN

------------------------------------------------------


------------------
* Mr. Macchiarola disclaims beneficial ownership of the shares of Common Stock owned by the Trust.

---------------------
CUSIP NO. - 478129-10-9
---------------------
------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Christian E. Markey, Jr.*
------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a)  [ ]
                                                   (b)  [x]
------------------------------------------------------
3.       SEC USE ONLY
------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [  ]
------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
------------------------------------------------------

     NUMBER OF SHARES        7.      SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH           0
     REPORTING PERSON        --------------------------------------------------
           WITH              8.      SHARED VOTING POWER
                                     112,730,819
                             --------------------------------------------------
                             9.      SOLE DISPOSITIVE POWER
                                     0
                             --------------------------------------------------
                             10.     SHARED DISPOSITIVE POWER
                                     112,730,819
                             --------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
         112,730,819

-------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES

-------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         76.4%

------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN

------------------------------------------------------


---------------------
* Judge Markey disclaims beneficial ownership of the shares of Common Stock owned by the Trust.

                        AMENDMENT NO. 17 TO SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                           JOHNS MANVILLE CORPORATION

                  This Amendment No. 17 (this "Amendment") filed by the Manville Personal Injury Settlement Trust, a New York trust (the "Trust"), Robert A. Falise (a Trustee of the Trust), Louis Klein, Jr. (a Trustee of the Trust), Frank J. Macchiarola (a Trustee of the Trust) and Christian E. Markey, Jr. (a Trustee of the Trust, and together with Messrs. Falise, Klein and Macchiarola, the "Trustees"), amends and supplements the Statement on Schedule 13D relating to the Trust's ownership of shares of Common Stock, par value $.01 per share (the "Common Stock") of Johns Manville Corporation (formerly known as Schuller Corporation), a Delaware corporation (the "Company") filed with the Securities and Exchange Commission on December 8, 1988 by the Trust and its former trustees and the previous amendments and supplements thereto (as previously amended and supplemented, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Schedule 13D.

Item 4.       Purpose of the Transaction.

                  Item 4 of the Schedule 13D is hereby further amended and supplemented as follows:

                  On June 22, 2000, the Company entered into the Agreement and Plan of Merger (the "Merger Agreement") among the Company, HB Merger LLC, a Delaware limited liability company ("Merger Company"), and HB Finance LLC, a Delaware limited liability company ("Finance Company"). Pursuant to the Merger Agreement, Merger Company will merge with and into the Company, the separate existence of Merger Company will cease, and the Company will continue as the surviving Corporation following the Merger (the "Surviving Corporation"). At the Effective Time (as defined in the Merger Agreement), each issued and outstanding share of Common Stock, par value $.01 per share ("Common Stock"), of the Company (other than shares of Common Stock to be cancelled in accordance with the terms of the Merger Agreement and Dissenting Shares (as defined in the Merger Agreement)) will be converted into the right to receive (i) $13.625 per share in cash and (ii) 0.02 of a fully paid and nonassessable share of Series A Redeemable Preferred Stock, par value $.01 per share, of the Surviving Corporation (the "PIK Preferred Stock"). It is currently expected that shares of the PIK Preferred Stock will be registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and eligible for trading on the Nasdaq National Market.

                  Immediately prior to the consummation of the Merger, it is proposed that the Company will amend its certificate of incorporation to create the Class TM Preferred Stock, par value $.01 per share, of the Company (the "TM Preferred"), a copy of the amendment to the Certificate of Incorporation of the Company to create the TM Preferred is included as Exhibit A to the Merger Agreement and is incorporated herein by reference.

                  In connection with the Merger, the Trust entered into the Exchange Agreement, dated as of June 22, 2000, among the Company, the Trust and the other persons listed on Schedule A attached thereto (the "Exchange Agreement"). Pursuant to the terms of the Exchange Agreement, at the closing of the transactions contemplated by the Exchange Agreement, which are currently expected to take place immediately before the closing of the Merger, each Investor (as defined in the Exchange Agreement), including the Trust will exchange the number of its shares of Common Stock set forth in the Exchange Agreement for an equal number of shares of TM Preferred (including 3,200,000 shares of Common Stock to be exchanged by the Trust). The Merger Agreement provides that at the Effective Time, each share of TM Preferred will be converted into 0.6 of a share of common stock, par value $.01 per share, of the Surviving Corporation (the "Surviving Corporation Common Stock") and 0.4 of a share of Surviving Corporation Junior Preferred Stock (as defined below). Immediately following consummation of the Merger, it is expected that the Trust will own approximately 8.4% of the issued and outstanding shares of Surviving Corporation Common Stock and Surviving Corporation Junior Preferred Stock and approximately 76% of the issued and outstanding shares of PIK Preferred Stock (in the case of the shares of PIK Preferred Stock based on the number of shares of Common Stock represented by the Company in the Merger Agreement to be issued and outstanding as of June 22, 2000).

                  A copy of the Exchange Agreement is attached as Exhibit 2 to this Amendment and is incorporated herein by reference. The descriptions of the Exchange Agreement contained in this Amendment are qualified in their entirety by reference to the Exchange Agreement.

                  At the Effective Time, the Certificate of Incorporation of the Company will be amended to, among other things, create the shares of PIK Preferred Stock and the shares of Series B Junior Redeemable Convertible Preferred Stock, par value $0.01 per share, of the Surviving Corporation (the "Surviving Corporation Junior Preferred Stock"). A copy of the proposed Amended and Restated Certificate of Incorporation creating such shares and making other changes is attached as Exhibit B to the Merger Agreement. The terms of the PIK Preferred Stock and the Surviving Corporation Preferred Stock are set forth in Annexes A and B, respectively, attached to the Amended and Restated Certificate of Incorporation and are incorporated by reference to Exhibit number 1. The Merger Agreement also contemplates that the Bylaws of the Corporation will be amended at the Effective Time to be in the form set forth as Exhibit C to the Merger Agreement.

                  A copy of the Merger Agreement, including certain of the exhibits thereto, is attached hereto as Exhibit 1 and is incorporated herein by reference. The descriptions of the Merger Agreement and the exhibits thereto contained in this Amendment are qualified in their entirety by reference to the Merger Agreement and such exhibits.

                  In connection with the execution of the Merger Agreement, the Trust entered into the Voting Agreement, dated as of June 22, 2000, by and between Merger Company and the Trust (the "Trust Voting Agreement"), a copy of which is attached as Exhibit 3 hereto. Pursuant to the Trust Voting Agreement, the Trust agreed that during the period commencing on the date that the Court has issued the Court Approval (each as defined in the Trust Voting Agreement) and continuing until the Trust Voting Agreement terminates pursuant to its terms, at any meeting of the holders of shares of Common Stock that is held to approve the Merger, it will vote all of its shares of Common Stock (i) in favor of the adoption of the Merger Agreement and the Charter Amendment (as defined in the Merger Agreement), (ii) against any proposal to the stockholders of the Company which would be reasonably likely to prevent the consummation of the Merger and (iii) against any Acquisition Proposal (as defined in the Merger Agreement) other than the Merger.

                  The Trust may terminate the Trust Voting Agreement if (i) prior to the receipt of Court Approval, the board of directors of the Company modifies or withdraws its recommendation of the Merger and the Merger Agreement in accordance with the Merger Agreement, (ii) the Court fails to issue the Court Approval after a notice and hearing thereon or the Court Approval is vacated, reversed or modified or amended, in whole or in part, so as to materially limit the Court Approval or, if applicable, does not become a Final Court Approval (as defined in the Trust Voting Agreement), or (iii) if, prior to receipt of the Court Approval, the Trustees authorize the Stockholder to enter into a binding agreement with respect to a Superior Stockholder Proposal (as defined in the Trust Voting Agreement) and the Stockholder has notified Merger Company in writing that it intends to enter into such an agreement and terminate the Trust Voting Agreement, attaching the most current version of such agreement to such notice, and during the five Business Day period after the Stockholder's notice, representatives of Trustees shall have negotiated with Merger Company regarding the terms and conditions of a revised offer by Merger Company and if representatives of the Trustees shall have concluded, after considering any revised offer made by Merger Company during such period, that any Superior Stockholder Proposal giving rise to the Stockholder's notice, as then amended, continues to be a Superior Stockholder Proposal.

                  The Trust also agreed pursuant to the Trust Voting Agreement not to, from the period commencing on the date of the Trust Voting Agreement and continuing until the Trust Voting Agreement terminates, except as set forth in the Trust Voting Agreement, (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of or grant or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any of its shares of Common Stock, or (ii) grant any proxies or power of attorney with respect to its shares of Common Stock.

                  A copy of the Trust Voting Agreement is attached as Exhibit 3 to this Amendment and is incorporated herein by reference. The descriptions of the Trust Voting Agreement contained in this Amendment are qualified in their entirety by reference to the Trust Voting Agreement.

                  The Trust also entered into the Tax Matters and Amended Trust Relationship Agreement, dated as of June 22, 2000, between the Company and the Trust

(the "Tax Matters Agreement"), a copy of which is attached as Exhibit 4 hereto. At the closing of the transactions contemplated by the Tax Matters Agreement, the Company will pay to or on behalf of the Trust an amount in cash equal to $90,000,000 in exchange for the Trust's agreement to become liable for the income tax obligations of the Trust for which the Company was responsible prior to such closing.

                  The Trust and the Company agreed in the Tax Matters Agreement to enter into, at the closing of the transactions contemplated by the Tax Agreement, a Third Amended and Restated Supplemental Agreement in the form attached as Exhibit A to the Tax Matters Agreement (the "Amended Supplemental Agreement"). The Amended Supplemental Agreement will further amend the Restated Supplemental Agreement (as defined in Item 6 of Amendment No. 4 to the Schedule
13D), as amended by the Supplemental Agreement Amendment (as defined in Amendment No. 9 to the Schedule 13D). The Trust and the Company also agreed in the Tax Matters Agreement to enter into, at the closing of the transaction contemplated by the Tax Matters Agreement, an amendment (the "Trust Agreement Amendment") to the Amended and Restated Trust Agreement (as defined in Item 6 of Amendment No. 12 to the Schedule 13D) in the form attached as Exhibit B to the Tax Matters Agreement.

                  The Tax Matters Agreement, along with the Form of Amended Supplemental Agreement and the Trust Agreement Amendment attached as exhibits thereto, is attached as Exhibit 4 to this Amendment and is incorporated herein by reference. The descriptions of the Tax Matters Agreement and the exhibits thereto contained in this Amendment are qualified in their entirety by reference to the Tax Matters Agreement and such exhibits.

                  It is contemplated that the Trust will enter into, prior to the consummation of the Merger, a Stockholders' Agreement among the Company and the securityholders of the Surviving Corporation (including the Trust) listed on the signature pages thereto (the "Stockholders' Agreement"). Among other things, the Stockholders' Agreement contains provisions relating to: rights to designate members of the board of directors of the Surviving Corporation (including, in the case of the Trust, the right to designate one director); registration rights allowing certain groups of stockholders to request registration of registrable shares of the Surviving Corporation (including, in the case of the Trust, with respect to its shares of PIK Preferred Stock); restrictions on and obligations with respect to transfers of securities of the Surviving Corporation; and preemptive rights to participate in future sales of certain securities by the Surviving Corporation.

                  The form of Stockholders' Agreement is attached as Exhibit G to the Merger Agreement, which is attached as Exhibit 1 to this Amendment. The descriptions of the Stockholders' Agreement contained in this Amendment are qualified in their entirety by reference to the text of the form of Stockholders' Agreement.

                  The Trust has agreed, in a separate Letter Agreement, dated June 22, 2000, between the Trust and the Company (the "Company Letter Agreement"), attached as

Exhibit 5 hereto, that if the Merger Agreement is terminated because of a termination of the Trust Voting Agreement which is a result of the Trust entering into an agreement to effect a Superior Stockholder Proposal, the Trust will reimburse the Company for the Termination Fee (as defined in the Merger Agreement) and Expenses (as defined in the Merger Agreement) for which the Company may be liable to Merger Company or its designee under the Merger Agreement, subject to refund in certain circumstances. In addition, the Trust has agreed to reimburse the Company for the Termination Fee and Expenses for which it may be liable under the Merger Agreement in the event that the Merger Agreement is terminated as a result of the termination of the Trust Voting Agreement with respect to the termination provisions therein relating to the Court Approval as well as in certain other situations. These payments are also subject to refund under certain specified circumstances. The Company has agreed in the Company Letter Agreement that it will not amend the Merger Agreement or waive conditions to the consummation of the Merger, except in certain circumstances, including with the consent of the Trust.

                  The Trust also entered into a letter agreement with Bear Stearns Corporate Lending Inc. ("Bear Stearns"), dated June 22, 2000 (the "Bear Stearns Letter Agreement"), attached as Exhibit 6 hereto, whereby the Trust agreed that it will not, without the prior written consent of Bear Stearns, sell or dispose of any of its shares of PIK Preferred Stock or engage in hedging transactions relating directly to shares of the PIK Preferred Stock. This obligation commences on the date of the closing of the Merger and continues through the earliest of (i) the date that is 180 days after the Closing Date (as defined in the Merger Agreement), (ii) written notification from Bear Stearns or
(iii) upon the Trust's receipt of written consent from Bear Stearns following application for such consent by the Trust.

                  A copy of the Company Letter Agreement and the Bear Stearns Letter Agreement are attached as Exhibits 5 and 6, respectively, to this Amendment and are incorporated herein by reference. The descriptions of such letter agreements contained in this Amendment are qualified in their entirety by reference to such letter agreements.

                  The Trust anticipates that following the Merger, the Common Stock will be delisted from trading on the New York Stock Exchange and will be eligible for termination of registration pursuant to Section 12 of the Exchange Act.

Item 5.       Interest in Securities of the Issuer

                  Item 5 of the Schedule 13D is hereby further amended and supplemented as follows:

         (a) The Trust beneficially owns 112,730,819 shares of Common Stock, representing approximately 76.4% of the outstanding shares of Common Stock (based on the 147,595,620 shares of Common Stock outstanding on May 8, 2000 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000). 100% of the 112,730,819 shares of Common Stock beneficially owned by the Trust are subject to the Trust Voting Agreement. As a result of such agreement, the Trust and Merger Company may be deemed to have shared voting power (on certain matters) and shared dispositive power with respect to these shares of Common Stock.

                 The number of shares of Common Stock over which each of the Trust and the Trustees has sole voting power, shared voting power, sole dispositive power and shared dispositive power is as follows:

                 sole power to vote or direct the vote:  -0-;

                 shared power to vote or direct the vote: 112,730,819;

                 sole power to dispose or direct the disposition:  -0-; and

                 shared power to dispose or direct the disposition: 112,730,819.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

                 Item 6 of the Schedule 13D is hereby further amended and supplemented by incorporating the response contained in Item 4 of this Amendment.

Item 7.       Material to be Filed as Exhibits.

              No.                   Description

              1. Agreement and Plan of Merger, dated as of June 22, 2000, among Johns Manville Corporation, HB Merger LLC and HB Finance LLC, including Exhibits A, B, C and G thereto.

              2. Exchange Agreement, dated as of June 22, 2000 by and among Johns Manville Corporation, Manville Personal Injury Settlement Trust and those individuals listed on Schedule A attached thereto.

              3. Trust Voting Agreement, dated as of June 22, 2000 by and between HB Merger LLC and Manville Personal Injury Settlement Trust.

              4. Tax Matters and Amended Trust Relationship Agreement, dated as of June 22, 2000, between Johns

                                    Manville Corporation and Clean Personal
                                    Injury Settlement Trust, including Exhibits
                                    A and B thereto.

              5. Letter Agreement, dated June 22, 2000, between Johns Manville Corporation and Manville Personal Injury Settlement Trust.

              6. Letter Agreement, dated June 22, 2000, between Bear Stearns Corporate Lending Inc. and Manville Personal Injury Settlement Trust.

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated:  June 27, 2000




                                      MANVILLE PERSONAL INJURY SETTLEMENT TRUST


                                      By:      /s/ Robert A. Falise
                                               --------------------------
                                               Name:    Robert A. Falise
                                               Title:   Trustee


                                      By:      /s/ Louis Klein, Jr.
                                               --------------------------
                                               Name:    Louis Klein, Jr.
                                               Title:   Trustee


                                      By:      /s/ Frank J. Macchiarola
                                               --------------------------
                                               Name:    Frank J. Macchiarola
                                               Title:   Trustee


                                      By:      /s/ Christian E. Markey, Jr.
                                               -----------------------------
                                               Name:    Christian E. Markey, Jr.
                                               Title:   Trustee